Skadden, Arps, Slate, Meagher & Flom llp

525 University Avenue Palo Alto, CA 94301 TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com March 16, 2022

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U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Jeff Gordon

John Cash

Erin Donahue

Anne Parker

Division of Corporation Finance

Office of Manufacturing

Re:         ACE Convergence Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed February 1, 2022

File No. 333-261055

Ladies and Gentlemen:

On behalf of our client, ACE Convergence Acquisition Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-4 of the Company originally filed with the Commission on November 12, 2021, as amended on February 1, 2022 (collectively, the “Registration Statement”).

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Abdi, the Company’s Chief Executive Officer, dated February 15, 2022, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 Filed February 1, 2022

Questions and Answers for Shareholders of ACE, page 11

1.	We note your response to prior comments 1 and 2. Please provide similar disclosure in the Q&A section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 28-30 of Amendment No. 2 under the caption “What do the Sponsor, its affiliates, and ACE’s directors and officers have at risk that depends on the completion of a business combination?”.

ACE's Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 226

2.	We have reviewed your response to prior comment 23. You continue to disclose on page 227 that you had $90,000 in borrowings under the working capital facility as of December 31, 2020. As noted on pages F-4, F-16 and F-24, it appears that you actually had no outstanding borrowings under the working capital facility as of December 31, 2020. Please revise your disclosure and ensure that the amounts presented throughout the filing agree to the amounts presented on the face of the financial statements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in connection with updating its MD&A on page 243 of Amendment No. 2.

Index to Financial Statements, page F-1

3.	Please note the updating requirements of Rule 8-08 of Regulation S-X. Please similarly update your financial information throughout the filing.

Response: The Company acknowledges the Staff’s comment and has updated the financial information throughout Amendment No. 2.

*     *     *

We thank the Staff for its review of the foregoing and Amendment No. 2. If you have further comments, please do not hesitate to contact me at michael.mies@skadden.com or by telephone at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies
Name: Michael J. Mies

cc:          Behrooz Abdi, ACE Convergence Acquisition Corp.

Joy Weiss, Tempo Automation, Inc.

Ryan J. Maierson, Latham & Watkins LLP

Thomas G. Brandt, Latham & Watkins LLP